40-33

811-2781

FRANKLIN TEMPLETON INVESTMENTS

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

SEC MAIL PROCESSING RECEIVED
DEC - 6 2004
WASH. D.C. 213 SECTION

04051375

VIA FIRST CLASS MAIL

November 29, 2004

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: *Bradfisch v. Templeton Funds, Inc. and Templeton Global Advisors Ltd., Case No. 03-L-1361*

Ladies and Gentlemen:

Pursuant to Section 33(a) of the 1940 Act, we are enclosing for filing the following additional pleadings in the above-mentioned lawsuit, which we previously reported to your office:

1. Templeton Funds Inc.'s Motion to Dismiss Pursuant to Doctrine of Interstate Forum Non Conveniens
2. Certificate of Service;
3. Affidavit of Robert C. Rosselot, with Exhibit.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Please contact me with any questions at (650) 312-4843.

Sincerely,

Aliya S. Gordon

Aliya S. Gordon
Associate Corporate Counsel

Encls.

PROCESSED
DEC 08 2004
THOMSON FINANCIAL

cc: Barbara J. Green, Esq. (w/o encls.)
Murray L. Simpson, Esq. (w/o encls.)

16739-2

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

FILED
NOV 10 2004
CLERK OF CIRCUIT COURT #66
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

Donald Bradfisch, individually and on behalf of all others similarly situated,	)	
	)	
Plaintiff,	)	
	)	
vs.	)	Cause No: 03-L-1361
	)	
Templeton Funds, Inc. and Templeton Global Advisors Limited,	)	
	)	
Defendants.	)	

TEMPLETON FUNDS, INC.'S MOTION TO DISMISS PURSUANT TO DOCTRINE OF INTERSTATE FORUM NON CONVENIENS

Defendant Templeton Funds, Inc. ("Templeton Funds"), by its attorneys, respectfully moves the Court to dismiss this action, pursuant to the interstate forum non conveniens doctrine, on the ground that this Court is an improper forum for the action.

In support of its motion, Templeton Funds states as follows:

I. The Complaint

1. The Complaint is brought by an alleged investor in a Florida-based mutual fund (the "Fund"), purporting to sue on behalf of himself and a putative class of investors in that Fund. The Complaint names two defendants, Templeton Funds, the issuer of the Florida-based Fund, and Templeton Global Advisors Limited ("Global Advisors"), the Bahamas-based adviser to the Fund.

2. The Complaint alleges that the defendants value the Fund's shares at 4:00 p.m. E.S.T. using the last trade price in the home market of each foreign security held by the Fund (Cplt. ¶¶ 11-12). The Complaint alleges that those foreign prices are "stale" since they do not

reflect the current value of those shares at 4:00 p.m. E.S.T. when the value of the Fund shares is determined (Cplt. ¶ 16). It then claims that market-timing traders take advantage of the alleged stale prices to obtain excess profits at the expense of the Fund and its shareholders (Cplt. ¶¶ 30-31).

II. Ground for Dismissal: The Doctrine of Interstate *Forum Non Conveniens*

3. In Illinois, pursuant to the common law doctrine of interstate forum non conveniens, the "court may decline jurisdiction of a case even though it may have proper jurisdiction over all parties and the subject matter involved whenever it appears that there is another forum that can better 'serve the convenience of the parties and the ends of justice.'" Cook v. General Elec. Co., 146 Ill. 2d 548, 588 N.E.2d 1087 (1992); Adkins v. Chicago Rock Island & Pac. R.R., 54 Ill. 2d 511, 514 N.E.2d (1973).

4. Illinois courts must balance a number of factors in determining whether a case should be transferred to another forum pursuant to the doctrine of interstate[1] forum non conveniens. The relevant factors include "private factors," which consider whether the forum is convenient for the litigants, and "public factors," which take into account the administration of the courts.

5. The private factors include: (1) the convenience of the parties; (2) the relative ease of access to sources of proof; and (3) all other practical problems that make trial of a case "easy, expeditious, and inexpensive," such as, the availability of compulsory process for attendance of unwilling witnesses and the cost of obtaining attendance of such witnesses. See First Nat'l Bank v. Guerine, 198 Ill. 2d 511, 516, 764 N.E.2d 54, 58 (2002); Peile v. Skelgas,

[1] The same considerations of convenience and fairness apply equally when deciding motions based upon interstate forum non conveniens or intrastate forum non conveniens. See Vinson v. Allstate, 144 Ill. 2d 306, 310, 579 N.E.2d 857, 859 (1991) (citing Torres v. Walsh, 98 Ill. 2d 338, 350, 456 N.E.2d 601, 607 (1983)).

Inc., 163 Ill. 2d 323, 336-37, 645 N.E.2d 184, 190-91 (1994) The public factors include: (1) court congestion; (2) the interest of having "localized" controversies decided locally; and (3) the unfairness and burden of imposing the expense of a trial and the obligation of jury duty on residents of an unrelated forum. See First Nat'l Bank v. Guerine, 198 Ill. 2d at 517, 764 N.E.2d at 58; Peile v. Skelgas, Inc., 163 Ill. 2d at 336-37, 645 N.E.2d at 190-91. In applying that test, courts must evaluate the "total circumstances" of the case, without placing central emphasis on any one factor. First Nat'l Bank v. Guerine, 198 Ill. 2d at 518, 764 N.E.2d at 59. The application of the forum non conveniens doctrine has been addressed in a number of other Illinois Supreme Court decisions as well. See, e.g., Cook, 146 Ill. 2d at 555, 588 N.E.2d at 1091; Washington v. Illinois Power Co., 144 Ill. 2d 395, 399, 581 N.E.2d 644, 645 (1991); Bland v. Norfolk and W. Ry., 116 Ill. 2d 217, 224, 506 N.E.2d 1291, 1294-95 (1987); Wieser v. Missouri Pac. RR., 98 Ill. 2d 359, 366-72, 456 N.E.2d 98, 102-04 (1983).

6. Here, in light of those factors the Court should dismiss the action on the ground of interstate forum non conveniens. Illinois had no role in the challenged events, such as the valuations of portfolio securities. Rather, they took place in Florida and elsewhere. The convenience of the parties and the witnesses further demonstrates that Illinois is an improper forum for this litigation. Templeton Funds and Global Advisors have no office or employees in Illinois. Rather, they are located in Florida and the Bahamas, respectively.

7. Similarly, none of the pertinent witnesses resides in or near Illinois. Rather, they all live in or near Florida. Plaintiff himself will not be an important witness at trial. He has no first-hand knowledge of the challenged conduct; the Complaint does not mention any conduct by him or communication to him as part of the claims. The same is true for other members of the purported class. Accordingly, there is no reason to defer to this single plaintiff's choice of a

forum. Finally, none of the other sources of proof is located in Illinois. The relevant documents are located principally in Florida and the Bahamas.

8. Templeton Funds will file a memorandum of law setting forth its legal arguments and case authority supporting the dismissal of plaintiff's action.

Wherefore, for the reasons set forth herein, in the Affidavit of Robert C. Rosselot attached hereto as Exhibit A, and in the memorandum of law to be filed in support of this motion, Defendant Templeton Funds, Inc. respectfully requests that the Court grant the motion to dismiss the Complaint pursuant to the doctrine of interstate forum non conveniens.

Dated: November 10, 2004

Respectfully submitted,

ARMSTRONG TEASDALE LLP

By: [signature]

Raymond R. Fournie #3126094
Glenn E. Davis #6184597
Lisa M. Wood #6202911
Jacqueline P. Ulin #6276863
One Metropolitan Square, Suite 2600
St. Louis, Missouri 63102-2740
(314) 621-5070
(314) 621-5065 (Facsimile)

OF COUNSEL:

Daniel A. Pollack, Esq.
Martin I. Kaminsky, Esq.
Edward T. McDermott, Esq.
Anthony Zaccaria, Esq.
Pollack & Kaminsky
114 West 47th Street
New York, NY 10036
(212) 575-4700
(212) 575-6560 (Facsimile)

ATTORNEYS FOR DEFENDANTS
TEMPLETON FUNDS, INC. AND
TEMPLETON GLOBAL ADVISORS, LTD.

CERTIFICATE OF SERVICE

The undersigned hereby certifies that a true and correct copy of the foregoing document was served by first-class mail, postage prepaid, upon the attorneys listed below, on this 10th day of November, 2004:

George A. Zelcs, Esq.
KOREIN TILLERY
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602

Stephen M. Tillery, Esq.
KOREIN TILLERY
10 Executive Woods Ct.
Swansea, Illinois 62226

Eugene Barash, Esq.
KOREIN TILLERY
701 Market Street, Suite 300
St. Louis, Missouri 63101

Andrew S. Friedman
Francis J. Balint, Jr.
Bonnett, Fairbourn, Friedman
& Balint, P.C.
2901 N. Central Avenue
Suite 1000
Phoenix, Arizona 85012

ATTORNEYS FOR PLAINTIFFS

L. M. Wood

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

Donald Bradfisch, individually and on behalf of all others similarly situated, Plaintiff,	)	
vs.	)	Cause No: 03-L-1361
Templeton Funds, Inc. and Templeton Global Advisors Limited, Defendants.	)	

<u>AFFIDAVIT OF ROBERT C. ROSSELOT</u>

State of Florida)
) ss.:
Broward County)

Robert C. Rosselot, being first duly sworn, deposes and states:

1. I am Assistant Secretary of Defendant Templeton Funds, Inc. ("Templeton Funds"), and have held that position since 2001. I am also an attorney at law. I submit this Affidavit in support of Defendant Templeton Funds' motion to dismiss the Complaint pursuant to the doctrine of interstate <u>forum</u> <u>non</u> <u>conveniens</u>. I have personal knowledge of the matters set forth herein.

2. Templeton Funds is a Maryland corporation with its principal place of business in Ft. Lauderdale, Florida. It is the issuer of the Florida-based mutual fund in which plaintiff Donald Bradfisch alleges he is a shareholder – namely, Templeton World Fund (the "Fund").

3. Defendant Templeton Global Advisors Limited ("Global Advisors") is a corporation organized under the laws of the Bahamas with its sole place of business in Lyford Cay, Nassau,

EXHIBIT
A

Bahamas. Global Advisors, at all relevant times, has provided investment advisory services to the Fund.

4. None of the challenged conduct — the allegedly improper valuations of portfolio securities of the Fund and allegedly allowing "market timing" transactions in the Fund — occurred in Illinois. It occurred in Florida and elsewhere. In those locations, Fund board meetings took place and other challenged conduct – in particular, Fund trading, fair value pricing, and surveillance for market timers – occurred.

5. Neither Templeton Funds nor Global Advisors has an office in Illinois. None of the directors, officers or employees resides or works in Illinois. They reside and work in Florida, the Bahamas, and elsewhere.

6. The pertinent witnesses — especially the officers and employees of Global Advisors and affiliates with direct knowledge about market timing policies and the valuation of the foreign securities held by the Fund — reside and/or work in or near Florida.[1] Very little or no airplane travel should be required of the witnesses to attend a trial there — unlike Illinois. Indeed, there is no assurance that all those witnesses would appear at a trial in Illinois. Moreover, the attendance of those persons at a trial in Illinois would require them to be absent from their work, possibly for an extended period of time. There is no non-stop service between St. Louis and Nassau, Bahamas. Obviously, any disruption in the work of the persons managing or administering the Fund because of travel would not benefit the Fund or its stockholders.

[1] The witnesses are listed in Exhibit A.

7. Plaintiff himself will not be providing important testimony at the trial of this purported class action. Mr. Bradfisch is allegedly the record owner of only one of the thousands of shareholder accounts of the Fund and there is no reason to believe that Mr. Bradfisch has first-hand knowledge of the challenged conduct. The complaint does not mention a single act by or communication to Mr. Bradfisch or any member of the purported class.

8. Global Advisors and Templeton Funds have no business records in Illinois. Their business records are located principally in Florida and the Bahamas.

9. In sum, there is no connection whatsoever of this purported class action to Illinois other than the fact that the would-be class plaintiff lives in Illinois.

Robert C. Rosselot

Sworn to before me this
9th day of November, 2004.

Notary Public

ROBIN L. MCGEE
MY COMMISSION # DD 322175
EXPIRES: June 19, 2008
Bonded Thru Notary Public Underwriters

EXHIBIT A

Name	Work Address	Position
Jimmy D. Gambill	Fort Lauderdale, Florida	President of Franklin Templeton Services, LLC and Sr. Vice President and Chief Executive Officer – Finance and Administration of Templeton Funds, Inc.
Edward L. Geary	Fort Lauderdale, Florida	Sr. Vice President of Franklin Templeton Services, LLC
Thomas Johnson	St. Petersburg, Florida	Manager, Franklin/Templeton Distributors, Inc.
Jeffrey A. Everett	Nassau, Bahamas	President, Templeton Global Advisors Limited
Peter D. Jones	St. Petersburg, Florida	President, Franklin/Templeton Distributors, Inc.
Andrew H. Hines, Jr.	St. Petersburg, Florida	Former Independent Director of Templeton Funds, Inc.
Charles B. Johnson	San Mateo, California and Miami, Florida	Chairman of the Board and Director of Templeton Funds, Inc.